SECURITIES AND EXCHANGE COMMISSION

450 Fifth St., NW.

Washington, D.C. 20549


RECD S.E.C.
JUN 3 0 2003
1086


03025917

(202) 942-2940

FORM 11-K

(Mark One)

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002 or

______ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ______ to ______

Commission file number: 1-7221

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60169

The Annual Report contains 27 pages.
The Exhibit Index is located on Page 2 .

Financial Statements, Signatures and Exhibits

The following financial statements, signatures and exhibits are part of this report.

(a) Financial Statements

Independent Auditors' Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H Line 4(i) – Schedule of Assets held for Investment at Year End

(b) Signatures

(c) Exhibits

Exhibit No.	Description	Page
No. 23	Independent Auditors' Consent	26
No. 99	Certification of senior management members of the Profit Sharing Committee of the Motorola, Inc. 401(k) Profit Sharing Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbannes-Oxley Act of 2002.	27



One Arizona Center
400 E. Van Buren Street
Suite 1100
Phoenix, AZ 85004

Independent Auditors' Report

Profit Sharing Committee
Motorola, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4(i), schedule of assets held for investment purposes at end of year, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Phoenix, Arizona
June 9, 2003

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002	2001
		(In thousands)	
Assets:			
Investments at fair value:			
U.S. Government and agencies securities	$	241,479	138,754
Corporate bonds and debentures		233,866	267,290
Motorola, Inc. capital stock		474,520	770,670
Investments in registered investment companies		35,353	98,199
Investments in common/collective trust		1,311,708	1,511,250
Short-term and other investments		5,155	53
Plan interest in master trust		2,023,555	2,658,216
Participant loans		123,532	169,863
Total investments		4,449,168	5,614,295
Receivables:			
Rollover contributions		36	184
Employer contributions		8,086	13,703
Pending trade sales		1,124	4,532
Income receivable		7,025	6,965
Total receivables		16,271	25,384
Total assets		4,465,439	5,639,679
Liabilities:			
Pending trade purchases		4,429	10,478
Other		199	191
Total liabilities		4,628	10,669
Net assets available for benefits	$	4,460,811	5,629,010

See accompanying notes to financial statements.

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
	(In thousands)	
Investment income (loss):		
Net depreciation in fair value of investments	$ (614,932)	(393,647)
Interest	35,090	41,608
Dividends	8,272	8,127
Plan interest in investment loss in master trust	(256,612)	(120,400)
Total investment loss	(828,182)	(464,312)
Contributions:		
Participants	282,380	335,244
Employer	100,797	166,027
Rollover	12,483	16,316
Total contributions	395,660	517,587
Deductions from net assets attributed to:		
Benefits paid to participants	713,413	511,300
Loan default distributions	15,820	21,322
Administrative and other expenses	7,774	10,514
Total deductions	737,007	543,136
Net decrease before transfers	(1,169,529)	(489,861)
Net transfer of assets relating to acquisitions	1,330	97,935
Net decrease	(1,168,199)	(391,926)
Net assets available for benefits:		
Beginning of year	5,629,010	6,020,936
End of year	$ 4,460,811	5,629,010

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Motorola, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Motorola, Inc. and certain subsidiaries (the Company) covering substantially all domestic employees. Employees become eligible to contribute to the Plan as of the third pay period after they begin work. Participants are eligible to receive Company contributions to their account on the first of the month following their first (or a subsequent) employment anniversary, after they have completed an anniversary year in which they worked at least 1,000 hours.

During 2002, the Plan was amended to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Effective October 1, 2002, the Plan was amended to convert a portion of the Plan to a stock bonus plan and non-leveraged employee stock ownership plan (ESOP). The ESOP portion of the Plan is designed to invest primarily in shares of the Company's common stock.

(b) Contributions

Effective April 1, 2002, participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). Prior to April 1, 2002, participants could contribute up to 20% of their pre-tax compensation subject to IRC annual deferral limitations. The annual deferral limits as set by the IRC were $11,000 and $10,500 in 2002 and 2001, respectively.

Effective February 3, 2002, the Company made matching contributions to participants equal to $0.50 for each dollar of participant deferrals up to 6% of pre-tax compensation, not to exceed 3% of pre-tax compensation for the period. If during any Plan year beginning on or after January 1, 2002, the total matching contribution made on behalf of a participant during the Plan year does not equal the maximum amount of matching contribution required, and the participant satisfies certain specified requirements, the Company shall within 30 days after the Plan year-end, make a lump sum contribution to the participant's account equal to the difference between the required matching contribution and the amount actually made. Prior to 2002, participant deferrals up to 3% of compensation were matched by the Company on a dollar-for-dollar basis and participant deferrals between 3% and 6% of compensation were matched at fifty cents for each dollar deferred.

The Company may also make a profit sharing contribution to the Plan. The profit sharing contribution is 7.5% of pretax worldwide earnings (as defined), reduced by a formula which compares the compensation paid by participating companies to worldwide compensation. Total matching contributions made to all participants during the year are subtracted from the profit sharing formula amount to determine the profit sharing contribution for the year. There was no profit sharing contribution made for 2002 and 2001.

(Continued)

(c) ***Participant Accounts***

Each participant's account is credited with the participant's elective deferrals, Company matching and profit sharing contributions, and investment earnings (losses), including administrative expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. For the years ended December 31, 2002 and 2001, all forfeiture amounts of $107,000 and $176,000, respectively, were used to offset the Company contributions.

(d) ***Vesting***

Participants are fully vested in their elective deferrals and related earnings at all times. A participant who earns an hour of service on or after July 1, 2000 will be 100% vested in employer contributions and earnings thereon. For terminations prior to July 1, 2000, employer contributions vest as follows:

Years of Service	Percentage
Before 3 years of service	50%
After 3 years of service	60%
After 4 years of service	80%
After 5 years of service	100%

The participants become 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

The portion of employer contribution not vested upon termination of employment are forfeited and are used to offset Company contributions.

(e) ***Benefits***

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares from the Motorola Stock Fund, shares of Motorola stock or cash, (b) annual distributions from the Plan (available only to retiring participants) or combinations thereof. Participants hired after January 1, 1996 may not elect the Annuity or Annual Distribution options. Partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries). Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Hardship withdrawal of rollover contributions is permitted.

Effective January 1, 2002, a participant who has attained the age of 70-1/2 and who is an employee of the Company may withdraw all or any portion of his/her account. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Effective January 1, 2002, a participant who is an employee of the Company and who has made a rollover transfer into the Plan may withdraw all or any portion of his/her rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

(Continued)

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% and plus 0.3% (loan insurance fee) unless the Plan administrator determines the interest rate is not reasonable. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans.

(g) Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants' accounts will become 100% vested.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments in common stock, corporate debt instruments, government securities and mutual funds are stated at fair value as determined by quoted market prices in an active market. Investments in common/collection trust funds are stated at established fair values, which have been determined based on unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the funds' net asset at fair value by its units outstanding at the valuation dates. The fair value of the Plan's interest in the master trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The purchases and sales of securities are recorded on a trade-date basis.

Loans to participants are valued at cost, which approximates fair value.

(Continued)

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets.

(e) Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

(3) Party-in-Interest

Certain Plan investments are managed by Northern Trust. Northern Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of common stock of Motorola, Inc. Motorola, Inc. is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as a party-in-interest. As of December 31, 2002 and 2001, the Plan held 54,857,839 and 51,309,573 shares of Motorola common stock, respectively. The Plan purchased 17,407,781 and 13,390,629 shares of Motorola common stock during the years ended December 31, 2002 and 2001, respectively. The Plan disposed of 11,719,703 and 6,840,699 shares of Motorola common stock during 2002 and 2001, respectively.

(4) Investments

At December 31, 2002, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

Motorola, Inc. common stock	$	474,520
MFB NTGI COLTV Daily S&P 500 Equity Index Fund		828,744

At December 31, 2001, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

Motorola, Inc. common stock	$	770,670
MFB NTGI COLTV Daily S&P 500 Equity Index Fund		1,181,606

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

For the year ended December 31, 2002:

		Realized gain (loss)	Unrealized gain (loss)
		(In thousands)	
U.S. Government and agencies securities	$	272	2,299
Corporate bonds and debentures		(2,857)	1,935
Motorola, Inc. capital stock		(13,480)	(304,715)
Investments in registered investment companies		(1,395)	(6,276)
Investments in common/collective trust		(41,246)	(249,463)
Short-term and other investments		—	(6)
		(58,706)	(556,226)
Net depreciation in fair value of investments		$	(614,932)

For the year ended December 31, 2001:

		Realized gain (loss)	Unrealized gain (loss)
		(In thousands)	
U.S. Government and agencies securities	$	1,245	1,409
Corporate bonds and debentures		885	3,539
Motorola, Inc. capital stock		(13,669)	(216,456)
Investments in registered investment companies		(1,681)	(5,251)
Investments in common/collective trust		(26,478)	(137,210
Short-term and other investments		20	—
		(39,678)	(353,969)
Net depreciation in fair value of investments		$	(393,647)

(5) Interest in Master Trust

During 2000, a master trust arrangement was established whereby certain of the Plan's investments are held in a master trust account at Northern Trust. The master trust also includes the investment assets of the Motorola, Inc. Pension Plan. Investment income and administrative expenses of the master trust are allocated to the Plan and the pension plan based on the relative market values of each plan's net assets on a daily basis.

(Continued)

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The fair value of the investments for the master trust and the Plan's interest in the master trust at December 31, 2002 and 2001 is summarized as follows (in thousands):

		2002	2001
Bond Pool Investments:			
Investments at fair value:			
U.S. Government and agencies securities	$	574,752	865,228
Corporate bonds and debentures		602,820	715,462
Investments in common/collective trusts		153,889	173,892
Investments in registered investment companies		128,060	148,852
Short-term and other investments		38,252	8,886
		1,497,773	1,912,320
Receivables:			
Pending trade sales and income receivable		17,318	40,838
Liabilities:			
Pending trade purchases and other liabilities		(75,719)	(111,657)
Net bond pool investments in master trust		1,439,372	1,841,501
Percentage allocated to the Plan – bond pool investments		56.945%	57.768%
Net Plan interest in master trust – bond pool investments		819,651	1,063,805
Stock Pool Investments:			
Investments at fair value:			
Common and preferred stock		2,532,751	3,271,866
Investments in common/collective trusts		484,859	576,720
Investments in registered investment companies		52,111	144,534
Short-term and other investments		5,721	2,897
		3,075,442	3,996,017
Receivables:			
Pending trade sales and income receivable		10,229	55,192
Liabilities:			
Pending trade purchases and other liabilities		(10,329)	(48,227)
Net stock pool investments in master trust		3,075,342	4,002,982
Percentage allocated to the Plan – bond pool investments		39.147%	39.831%
Net Plan interest in master trust – stock pool investments		1,203,904	1,594,411
Net Plan interest in master trust	$	2,023,555	2,658,216

(Continued)

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The net investment gain (loss) of the master trust for the year ended December 31, 2002 and 2001 is summarized as follows (in thousands):

		2002	2001
Net investment gain (loss):			
Bond Pool Investments:			
Net appreciation in fair value of investments:			
U.S. Government and agencies securities	$	40,289	12,852
Corporate bonds and debentures		9,917	26,134
Investments in common/collective trusts		9,848	23,838
Investments in registered investment companies		11,208	—
Short-term and other investments		1,040	565
		72,302	63,389
Interest and dividends		76,550	107,003
		148,852	170,392
Administrative expenses		(2,304)	(2,826)
		146,548	167,566
Weighted average percentage allocated to the Plan – bond pool investments		57.136%	56.556%
Plan interest in master trust investment gain (loss) – bond pool investments		83,732	94,768
Stock Pool Investments:			
Net depreciation in fair value of investments:			
Common and preferred stock		(796,220)	(545,094)
Investments in common/collective trusts		(110,499)	(67,561)
Investments in registered investment companies		832	(695)
Short-term and other investments		2,332	1,581
		(903,555)	(611,769)
Interest and dividends		48,538	51,924
		(855,017)	(559,845)
Administrative expenses		(9,440)	(11,527)
		(864,457)	(571,372)
Weighted average percentage allocated to the Plan – stock pool investments		39.371%	37.658%
Plan interest in master trust investment gain (loss) – stock pool investments		(340,344)	(215,168)
Net Plan interest in master trust investment loss	$	(256,612)	(120,400)

(Continued)

(6) Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan's Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Transfer of Assets Relating to Acquisitions and Dispositions

Effective February 20, 2002, assets totaling $1,329,739 were transferred into the Plan relating to the River Delta Networks, Inc. acquisition.

Effective January 3, 2001, assets totaling $906,419 were transferred into the Plan relating to the Software Corporation of America acquisition.

Effective February 1, 2001 and July 17, 2001, assets totaling $1,526,312 were transferred into the Plan relating to the Metroworks Corporation acquisition.

Effective February 13, 2001, assets totaling $1,904,681 were transferred into the Plan relating to the Suncoast Scientific Incorporated acquisition.

Effective April 2, 2001, assets totaling $93,253,047 were transferred into the Plan relating to the General Instrument Corporation acquisition.

Effective May 21, 2001, assets totaling $344,434 were transferred into the Plan relating to the Wavemark Technology, Inc. acquisition.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year ended December 31	
	2002	**2001**
Benefits paid to participants per the financial statements	$ 713,413	511,300
Add amounts allocated to withdrawing participants at December 31, 2002 and 2001, respectively	5,972	—
Add amounts for loan default distributions at December 31, 2002 and 2001, respectively	—	21,322
Benefits paid to participants per the Form 5500	$ 719,385	532,622

(Continued)

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The following is a reconciliation of other receivables per the financial statements to the Form 5500 (in thousands):

		December 31	
		2002	2001
Income receivable per the financial statements	$	7,025	6,965
Rollover receivable		36	184
Net pending trade purchases		(3,305)	(5,946)
Other receivable per the Form 5500	$	3,756	1,203

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

hedule H, Line 4(i)

chedule of Assets Held for Investment Purposes at End of Year

(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
on-Interest Bearing Cash - USD			
- United States dollar	-183,460.010	-183,460.010	-183,460.010
al - all currencies		**-183,460.01**	**-183,460.01**
al Non-Interest Bearing Cash - USD		**-183,460.01**	**-183,460.01**
ceivable Income - USD			
ited States - USD			
OME FROM SECURITIES LENDING ACTIVITIES	4.000	0.000	0.000
al United States - USD		**0.00**	**0.00**
al Receivable Income - USD		**0.00**	**0.00**
ceivables - Other - USD			
ding trade sales: United States dollar	0.000	0.00	0.00
al - all currencies		0.00	0.00
al Receivables - Other - USD		0.00	0.00
S. Government Securities			
ited States - USD			
GOVT GLOBAL NT 6.375 DUE 11-30-2004 BEO CUSIP: 135087WZ3	1,000,000.000	1,089,410.000	1,082,159.000
COML MTG AST TR SER 1999-C2 PTHRU CTF A2 7.546 1-17- CUSIP: 201730AW8	1,330,000.000	1,454,635.550	1,569,979.880
MTG CAP FDG INC 1998-MC3 MTG PASSTHRU CTF CL A- CUSIP: 61910DFK3	1,675,000.000	1,745,925.780	1,861,556.480
1ST UN NATL BK COML MTG TR 2002-C1 MTG PASSTHRU CTF C CUSIP: 33736XFS3	2,394,150.320	2,400,034.500	2,566,806.860
HOME LOAN BK 4.875% MTN 16/4/2004 USD CUSIP: 3133MEHL8	7,000,000.000	7,308,164.060	7,305,606.000
3 FED HOME LN BK 3.8592 3.75 04-15-2004 CUSIP: 3133MML50	8,500,000.000	8,617,597.660	8,750,333.500
3 FED HOME LN BK 4.75 06-28-2004 CUSIP: 3133MFVA3	3,000,000.000	3,138,554.690	3,141,108.000
3 FHLB 3.875 12-15-2004 CUSIP: 3133MKGJ0	2,000,000.000	2,063,828.130	2,080,444.000
3 3.25 08-15-2005 CUSIP: 3133MQ3S1	7,000,000.000	7,093,242.190	7,211,400.000
B 3.375 06-15-2004 CUSIP: 3133MP4B9	9,425,000.000	9,567,068.910	9,674,319.530

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
U.S. Government Securities			
United States - USD			
FHLMC DEB DTD 01/07/2000 6.875 01-15-2005 CUSIP: 3134A32S4	3,000,000.000	3,176,015.630	3,301,251.000
FHLMC DEB DTD 08/15/2001 4.5 08-15-2004/08-14-2 CUSIP: 3134A4GW8	7,000,000.000	7,266,017.890	7,320,838.000
FHLMC DEB DTD 11/15/2001 3.25 11-15-2004 CUSIP: 3134A4LX0	7,750,000.000	7,672,138.670	7,967,124.000
FHLMC DEB 3 07-15-2004 CUSIP: 3134A4PX6	7,000,000.000	7,033,541.400	7,152,383.000
FHLMC DEB 5.25 02-15-2004 CUSIP: 3134A4DQ4	7,000,000.000	7,275,757.970	7,300,370.000
FHLMC DTD 05/09/2002 4.375 05-09-2005/05-09-2 CUSIP: 312925KC3	1,600,000.000	1,604,640.000	1,614,820.800
FHLMC DTD 11/17/2000 6.375 11-15-2003 CUSIP: 3134A4CQ5	10,750,000.000	11,145,047.850	11,219,474.000
FHLMC FED HOME LN MTG CORP 3.5 DUE 07-29-2005 CUSIP: 312925ZT0	2,360,000.000	2,368,481.250	2,407,572.880
FHLMC GOLD C00632 7 07-01-2028 CUSIP: 31292GVZ6	402,331.680	413,961.590	423,499.150
FHLMC GOLD C00647 6.5 09-01-2028 CUSIP: 31292GWG7	665,438.250	678,851.030	693,908.360
FHLMC INT PMT ON DEB 2031 3.25 01-15-2004 CUSIP: 3134A4JN5	6,000,000.000	6,063,750.000	6,117,936.000
FHLMC MULTICLASS SER 1673 CL G 6.0 MTG PARTN CTF DUE 02-1 CUSIP: 3133T3R91	5,125,000.000	5,330,400.390	5,318,120.250
FHLMC PREASSIGN 00288 2.25 12-10-2004/06-10-2 CUSIP: 3128X0NK1	1,185,000.000	1,180,852.500	1,189,211.490
FHLMC REMIC MANUFACTURED HSG SER I CL 1A10.15 PASS THRU CT CUSIP: 31339VAA6	2,693.700	2,705.730	2,703.320
FINLAND REP NT DTD 07/28/1994 7.875 DUE 07-28-2004 REG CUSIP: 317873BA4	500,000.000	550,715.000	546,559.500
FNMA FANNIE MAE 3 06-15-2004 CUSIP: 31359MNG4	10,000,000.000	10,080,648.630	10,216,230.000
FNMA NTS 4.125 11-30-2004/05-30-2003 CUSIP: 3136F1Q28	2,500,000.000	2,500,000.000	2,528,917.500
FNMA NTS 5.125 02-13-2004 CUSIP: 31359MEM1	6,000,000.000	6,043,590.630	6,251,268.000
FNMA POOL # 254478 6 DUE 10-01-2032 REG CUSIP: 31371KUB5	1,451,914.720	1,473,693.440	1,502,965.490
FNMA PREASSIGN 00030 7 07-15-2005 CUSIP: 31359MFV0	1,500,000.000	1,665,351.560	1,681,695.000
FNMA PREASSIGN 00067 4.75 03-15-2004 CUSIP: 31359MHJ5	7,000,000.000	7,286,015.620	7,280,021.000
FNMA PREASSIGN 00125 3.5 09-15-2004 CUSIP: 31359MKW2	2,875,000.000	2,949,731.450	2,963,895.000
FNMA PREASSIGN 00171 3.625 04-15-2004 CUSIP: 31359MMU4	3,100,000.000	3,176,773.440	3,186,251.300
FNMA PREASSIGN 00233 1.875 12-15-2004 CUSIP: 31359MQJ5	3,000,000.000	2,994,900.000	3,006,594.000
FNMA PREASSIGN 00609 4.41 05-16-2005/05-16-2 CUSIP: 3136F1E22	2,000,000.000	2,030,937.500	2,023,546.000
FNMA REMIC TR SER 1994-19 5.0 GTD MTG PASS THRU CTF DUE CUSIP: 31359GMH6	743,012.810	708,326.560	777,776.150
FNMA REMIC TR 1993-M01 CL-A VAR RATE 04-25-2020 CUSIP: 31359DT37	18,242.710	19,244.940	18,313.860
FNMA 2.875 10-15-2005 REG CUSIP: 31359MPT4	1,650,000.000	1,648,564.500	1,681,348.350
FNMA 5 01-15-2007 CUSIP: 31359MLZ4	4,000,000.000	4,165,781.250	4,335,820.000
FNMA 6.5 DUE 08-15-2004 REG CUSIP: 31359MEX7	15,550,000.000	16,613,203.660	16,762,931.100
GNMA POOL # 780505 7.5 DUE 11-15-2007 REG CUSIP: 36225AR28	1,287,724.040	1,329,143.420	1,365,752.390

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
U.S. Government Securities			
United States - USD			
GNMA POOL # 780677 8 DUE 11-15-2017 REG CUSIP: 36225AXE5	686,959.620	723,293.360	754,095.500
GS MTG SECS CORP II SER 1997-GL1 6.86 CMO CTF DUE 07-13- CUSIP: 36228CAL7	3,590,000.000	3,612,774.230	3,750,045.790
ITALY REP ITALY REP 4.625 DUE 06-15-2005REG CUSIP: 465410BB3	1,000,000.000	1,052,840.000	1,054,933.000
US TREAS NTS DTD 00004 3.25 DUE 05-31-2004 REG CUSIP: 912828AD2	3,470,000.000	3,547,355.770	3,562,444.270
US TREAS NTS DTD 00008 3.25 DUE 08-15-2007 REG CUSIP: 912828AH3	150,000.000	154,453.130	153,714.900
US TREAS NTS DTD 00011 1.875 DUE 09-30-2004 REG CUSIP: 912828AL4	9,725,000.000	9,695,622.630	9,792,997.200
US TREAS NTS DTD 00012 2.125 DUE 10-31-2004 REG CUSIP: 912828AM2	1,650,000.000	1,660,089.850	1,668,176.400
US TREAS NTS DTD 00015 2 DUE 11-30-2004 REG CUSIP: 912828AQ3	1,600,000.000	1,611,949.220	1,613,249.600
US TREAS NTS DTD 08-31-02 2.125 DUE 08-31-2004 REG CUSIP: 912828AK6	1,030,000.000	1,033,389.250	1,041,466.990
US TREAS NTS DTD 08/16/1993 5.75 DUE 08-15-2003 REG CUSIP: 912827L83	6,500,000.000	6,716,835.940	6,681,545.000
US TREAS NTS DTD 11/15/2000 5.75 DUE 11-15-2005 REG CUSIP: 9128276N7	10,265,000.000	11,196,687.370	11,347,238.950
US TREAS NTS 5.875 DUE 11-15-2004 BEO CUSIP: 9128275S7	22,090,000.000	23,752,842.280	23,858,061.520
US TREAS NTS 6.75 15/5/2005 USD1000 6.75DUE 05-15-2005 REG CUSIP: 9128276D9	435,000.000	484,804.100	484,974.110
1ST UN-LEHMAN BRS-AM CML MTG SER 98-C2 CL A2 6.55999 11-8 CUSIP: 337367AB2	2,045,000.000	2,161,309.380	2,313,312.180
Total United States - USD		**238,329,491.48**	**241,479,065.55**
Total U.S. Government Securities		**238,329,491.48**	**241,479,065.55**
Corporate Debt Instruments - Preferred			
United States - USD			
##INTL BK FOR RECON & DEV IBRD 3.5 DUE 10-22-2004 REF # 4 CUSIP: 459056QL4	1,000,000.000	1,024,920.000	1,030,952.000
ABBEY NATL PLC MEDIUM TERM SUB NTS BOOK ENTRY TRANCHE # SB CUSIP: 00279RAA2	500,000.000	550,090.000	549,201.500
ABBOTT LABS ABBOTT LAB 5.125 DUE 07-01-2004/BEO CUSIP: 002824AL4	2,750,000.000	2,745,352.500	2,886,801.500
ABN AMRO BK N V CHGO BRH 7.55 DUE 06-28-2006 REG CUSIP: 00077QAD2	1,350,000.000	1,462,995.000	1,515,195.450
ABS STD CR CARD MASTR TR I 5.95 EXP MAT DT 9-7-03 FNL MAT CUSIP: 85333JAY3	2,000,000.000	2,010,312.500	2,061,410.000
AL PWR CO SR NT DTD 11/04/1998 5.49 DUE 11-01-2005 BEO CUSIP: 010392DL9	1,720,000.000	1,830,546.800	1,849,638.120
AL PWR CO SR NT SER N DTD 08/29/2001 4.875 DUE 09-01-20 CUSIP: 010392DV7	2,490,000.000	2,485,667.400	2,589,047.220
ALCOA INC NT 5.875 DUE 06-01-2006 BEO CUSIP: 013817AC5	500,000.000	536,145.000	548,957.500
ALLSTATE CORP 7.875 DUE 05-01-2005 BEO CUSIP: 020002AL5	2,500,000.000	2,793,810.000	2,794,652.500
AMERN HOME PRODS CORP NT DTD 02/15/1995 7.9 DUE 02-15-2005 CUSIP: 026609AE7	500,000.000	551,290.000	552,962.000
ASSOC CORP N AMER ASSOC 5.75 DUE 11-01-2003 BEO CUSIP: 046003JS9	1,765,000.000	1,834,117.400	1,826,840.310

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
Corporate Debt Instruments - Preferred			
United States - USD			
BANKAMERICA CORP 6.625 DUE 06-15-2004 BEO CUSIP: 066050CW3	500,000.000	535,490.000	533,487.500
BEAR STEARNS COS INC BEAR STEARNS CO INC6.15 DUE 03-02-200 CUSIP: 073902BM9	600,000.000	628,314.000	627,664.800
BELLSOUTH TELECOMMUNICATION INC 6.5 BD DUE 06-15-2005 CUSIP: 079867AL1	500,000.000	543,335.000	550,553.500
BK ONE CORP 7.625% SNR NTS 1/8/2005 USD CUSIP: 06423AAF0	500,000.000	563,015.000	563,365.500
BK 1 CORP BK 1 CORP NTS 6.5000000 20060201 20010130 CUSIP: 06423AAM5	2,750,000.000	2,954,050.000	3,037,713.250
BOEING CAP CORP SR NT 7.1 DUE 09-27-2005BEO CUSIP: 097014AB0	500,000.000	542,700.000	541,606.500
BP CAP MKTS P L C GTD NT 4 DUE 04-29-2005 BEO CUSIP: 05565QAA6	750,000.000	781,237.500	783,979.500
CATERPILLAR FINL AST TR 2001-A AST BKD NT CL A-3 4.85 DUE CUSIP: 149114BF6	1,818,568.290	1,818,368.680	1,865,316.410
CATERPILLAR FINL SVCS CORP NT 6.875 DUE 08-01-2004 BEO CUSIP: 14911RAC3	500,000.000	536,105.000	537,426.500
CHASE CR CARD MASTER TR SER 1998-3 6.0 ABS DUE 08-15-2005 CUSIP: 16151PAU1	2,700,000.000	2,758,535.160	2,735,634.600
CITIBANK CR CARD MASTER TR I SER 1998-3 CL A 5.8 ABS CTF D CUSIP: 17303CBA8	4,250,000.000	4,245,986.330	4,268,576.750
CITIBANK CR CARD MASTER TR I 1999-7 PARTN CTF CL A 6.6 CUSIP: 17303CBW0	3,000,000.000	3,111,328.130	3,257,349.000
CITIGROUP INC NOTES GLOBAL 5.7 DUE 02-06-2004 BEO CUSIP: 172967BD2	8,500,000.000	8,663,882.500	8,841,334.500
COCA COLA CO SR NT DTD 03/08/2002 4 DUE 06-01-2005 BEO CUSIP: 191216AJ9	700,000.000	698,558.000	732,836.300
COCA COLA ENTERPRISES INC NT 8 DUE 01-04-2005 BEO PUT CUSIP: 191219AS3	1,450,000.000	1,619,012.000	1,614,795.400
CONOCO INC NT 5.9 DUE 04-15-2004/BEO CUSIP: 208251AC2	500,000.000	523,455.000	523,397.000
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTSBOOK ENTRY 5.25 US CUSIP: 22237LKU5	3,500,000.000	3,495,800.000	3,546,718.000
DAIMLERCHRYSLER AUTO TR SER 2001-C CL A34.21 DUE 07-06-200 CUSIP: 23383VBD1	1,465,000.000	1,501,109.960	1,497,827.720
DAIMLERCHRYSLER AUTO TR 2000-B AST BACKED NT CL A-3 7 CUSIP: 23383VAF7	357,789.010	357,902.970	358,984.030
DAIMLERCHRYSLER AUTO TR 2001-B AST BKD NT CL A-4 5.32 DUE CUSIP: 23383VAZ3	2,300,000.000	2,383,285.160	2,437,236.400
DEERE JOHN CAP CORP MEDIUM TERM NTS BOOKTRANCHE # TR 0 CUSIP: 24422ENY1	500,000.000	500,070.000	504,397.000
DEERE JOHN CAP CORP MTN BOOKTRANCHE # TR00309 4.125 DUE 07 CUSIP: 24422ENW5	2,000,000.000	1,998,880.000	2,069,634.000
DIAGEO CAP PLC GTD NT 6.125 DUE 08-15-2005 BEO CUSIP: 25243YAA7	500,000.000	542,100.000	547,455.500
DISCOVER CARD MASTER TR I 1998-7 CR CARDPASSTHRU CTF CL A CUSIP: 25466KCA5	2,000,000.000	2,070,937.500	2,070,752.000
DOW CHEM CO NT DTD 05/15/2001 5.25 DUE 05-14-2004 BEO CUSIP: 260543BN2	500,000.000	514,755.000	515,091.500
EMERSON ELEC CO 7.875 DUE 06-01-2005 BEO CUSIP: 291011AL8	500,000.000	565,045.000	561,899.000
FLEETBOSTON FINL CORP 7.25 DUE 09-15-2005 BEO CUSIP: 339030AB4	500,000.000	551,150.000	553,639.000
FORD CR AUTO OWNER TR 2000-C AST BKD NT CL A-4 7.24 DUE 02 CUSIP: 34527RDY6	243,540.490	243,519.730	246,322.210
FORD CR AUTO OWNER TR 2001-B AST BACKED NT CL A-4 5.12 DUE CUSIP: 34527RFQ1	956,309.450	975,995.970	969,522.780
GANNETT CO INC NT 4.95 DUE 04-01-2005 BEO CUSIP: 364725AA9	3,000,000.000	2,994,630.000	3,174,891.000
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00564 CUSIP: 36962GZM9	600,000.000	602,154.000	605,899.800

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

chedule H, Line 4(i)

chedule of Assets Held for Investment Purposes at End of Year

A) (B) dentity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
orporate Debt Instruments - Preferred			
nited States - USD			
N ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY TR 00483 5.3 CUSIP: 36962GWC4	2,020,000.000	2,162,086.800	2,165,476.360
N ELEC CAP CORP MEDIUM TERM NTS 6.81 DUE 11-03-2003 BEO CUSIP: 36962GUJ1	3,000,000.000	3,205,530.000	3,129,306.000
N ELEC CAP CORP MTN BEO TRANCHE # TR 00486 5.375 DUE 04 CUSIP: 36962GWF7	3,000,000.000	3,114,540.000	3,136,899.000
LDMAN SACHS GROUP INC NT 7.625 DUE 08-17-2005 BEO CUSIP: 38141GAQ7	2,250,000.000	2,448,780.000	2,537,460.000
E CORP DEB 9.1 DUE 06-01-2003 REG CUSIP: 362320AS2	2,500,000.000	2,693,650.000	2,563,050.000
RTFORD FINL SVCS GROUP INC 7.75 DUE 06-15-2005 BEO CUSIP: 416515AD6	2,000,000.000	2,139,520.000	2,215,114.000
EHD FIN CORP 5.875 DUE 09-25-2004 BEO CUSIP: 441812GB4	2,250,000.000	2,047,500.000	2,330,158.500
EHD FINL CORP LTD NT 7 DUE 08-01-2003 BEO CUSIP: 441812GJ7	1,000,000.000	1,049,850.000	1,026,704.000
'ER AMERN DEV BK GLOBAL MTN BKTRANCHE # TR 00002 3.875 9 CUSIP: 4581X0AB4	1,000,000.000	1,031,710.000	1,034,941.000
'L BK FOR RECON & DEV NT DTD 04/30/2001 4.75 DU CUSIP: 459056QH3	2,500,000.000	2,606,610.000	2,611,417.500
'L LEASE FIN CORP- MEDIUM TERM NTS BOOK ENTRY 8.15 DU CUSIP: 45974VHN1	2,200,000.000	2,366,012.000	2,377,787.400
V INTL FIN INC GTD GLOBAL NT 3.75 DUE 10-01-2004 BEO CUSIP: 48245RAQ7	500,000.000	516,390.000	516,831.000
AFT FOODS INC GLOBAL NT DTD 11/02/20014.625 DUE 11-01-20 CUSIP: 50075NAA2	3,000,000.000	3,086,310.000	3,154,065.000
SMO USA INC 7.125 DUE 06-01-2003 REG CUSIP: 51808BAA0	2,720,000.000	2,864,160.000	2,780,636.960
HMAN BROS HLDGS INC LEHMAN BROS HOLDINGS 7.75 DUE CUSIP: 524908CG3	2,000,000.000	2,170,010.000	2,194,204.000
HMAN BROS HLDGS INC 6.25 BD DUE 04-01-2003 CUSIP: 524908BT6	1,060,000.000	1,011,992.600	1,070,812.000
NA MASTER CR CARD TR II MBNAM 2000-A AEXP MTY 2-15-05 D CUSIP: 55262TFA6	3,000,000.000	3,335,156.250	3,316,179.000
NA MASTER CR CARD TR II SER 1995-C CL A 6.45 AST BACKED CUSIP: 55262TAN3	3,500,000.000	3,839,062.500	3,838,296.000
NA MASTER CR CARD TR II 1998-J A 5.25 DUE 02-15-2006 BEO CUSIP: 55262TDT7	1,260,000.000	1,274,913.280	1,293,485.760
NA MASTER CR CARD TR II 5.8 DUE 12-15-2005 BEO CUSIP: 55262TDH3	1,140,000.000	1,191,806.250	1,166,641.800
LLON FDG CORP SR NT 7.5 DUE 06-15-2005BEO CUSIP: 585515AA7	500,000.000	499,260.000	561,290.500
LLON FINL CO 5.75 DUE 11-15-2003 BEO CUSIP: 585510CH1	1,000,000.000	1,018,570.000	1,034,955.000
RRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY TR # 00 CUSIP: 59018YDN8	1,000,000.000	1,023,970.000	1,081,901.000
TLIFE INC SR NT 5.25 DUE 12-01-2006 BEO CUSIP: 59156RAB4	1,690,000.000	1,697,283.900	1,801,776.600
IC INVT CORP 7.5 MTN DUE 10-15-2005 CUSIP: 552845AE9	2,345,000.000	2,569,651.000	2,606,408.880
RGAN STANLEY GLOBAL NTS 7.75 DUE 06-15-2005 BEO CUSIP: 617446DW6	500,000.000	549,625.000	557,855.500
'IONSBANK CR CARD MASTER TR SER 1993-2CL A 6.0 CTF DUE 1 CUSIP: 638586AA5	5,270,000.000	5,233,942.970	5,493,310.980
IB TEX NATL BNK 9.50 CAP NT OB DUE 6-1-2004 REG CUSIP: 628857DJ0	2,605,000.000	2,896,246.550	2,870,485.970
LLIPS PETE CO NT 8.5 DUE 05-25-2005 BEO CUSIP: 718507BP0	2,700,000.000	3,074,895.000	3,070,221.300
NEY BOWES INC 5.87500 04/30/01 05/01/06 5.875 DUE CUSIP: 724479AE0	655,000.000	670,955.800	710,612.780
:MIER AUTO TR 1999-1 AST BKD NT CL A-45.82 DUE 10-08-200 CUSIP: 74046RFM8	155,506.590	152,025.920	155,836.280

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
Corporate Debt Instruments - Preferred			
United States - USD			
PROCTER & GAMBLE CO UNSUBORDINATED 6.6 DUE 12-15-2004 BEO CUSIP: 742718BR9	500,000.000	547,160.000	545,068.500
PVTPL MONUMENTAL GLOBAL FDG II-B SR SECDNT SER A 144A CUSIP: 615323AA0	2,500,000.000	2,595,900.000	2,594,385.000
PVTPL PRUDENTIAL INS CO AMER CAP NT 144A6.875 DUE 04-15-20 CUSIP: 743917AC0	2,500,000.000	2,566,200.000	2,531,925.000
S W AIRLS 2001-1 PASS THRU TRS 5.10000 00/00/00 05/01/06 CUSIP: 84474QAA1	2,023,598.170	2,023,598.170	2,100,076.020
SBC COMMUNICATIONS INC 5.75 DUE 05-02-2006/04-30-2 CUSIP: 78387GAF0	500,000.000	525,525.000	542,255.500
SEARS CR A/C MASTER TR II SER 1996-3 CL A 7 ABS DUE 07-15- CUSIP: 81234CAU5	2,375,000.040	2,375,185.580	2,470,833.670
SYNOVUS FINL CORP SR NT DTD 12/15/2000 7.25 DUE 12-15-200 CUSIP: 87161CAB1	1,860,000.000	1,982,164.800	2,108,414.160
TARGET CORP 7.5 DUE 02-15-2005 BEO CUSIP: 87612EAA4	3,950,000.000	4,270,645.000	4,362,822.400
TEXTRON FINL CORP NT 7.125 DUE 12-09-2004 BEO CUSIP: 883199AF8	500,000.000	529,690.000	535,091.500
TRANSOCEAN SEDCO FOREX INC NT 6.75 DUE 04-15-2005 BEO CUSIP: 893830AH2	590,000.000	628,544.700	637,502.080
U S BANCORP MEDIUM TERM NTS- BOOK ENTRY TR 00125 6.875 DUE CUSIP: 91159HFE5	485,000.000	529,852.800	528,777.560
UNILEVER CAP CORP BD 6.75 DUE 11-01-2003BEO CUSIP: 904764AE7	2,500,000.000	2,524,875.000	2,607,055.000
UNILEVER CAP CORP NT 6.875 DUE 11-01-2005 BEO CUSIP: 904764AF4	740,000.000	748,108.330	829,701.320
UNITEDHEALTH GROUP INC 7.5 DUE 11-15-2005 BEO CUSIP: 91324PAA0	3,050,000.000	3,335,726.500	3,440,549.450
UTD HEALTHCARE CORP NT 6.6 DUE 12-01-2003 BEO CUSIP: 910581AE7	1,500,000.000	1,579,095.000	1,558,771.500
VERIZON GLOBAL FDG CORP NT 6.75 DUE 12-01-2005 BEO CUSIP: 92344GAK2	710,000.000	734,017.700	784,483.970
VIACOM INC 7.75 DUE 06-01-2005 REG CUSIP: 925524AD2	3,100,000.000	3,362,776.000	3,473,094.300
VODAFONE AIRTOUCH PLC FORMERLY VODAFONE GRP PLC 6/28/1999 CUSIP: 92857TAF4	2,500,000.000	2,758,500.000	2,756,010.000
WA MUT FIN CORP SR NT DTD 05/24/2001 6.25 DUE 05-15-200 CUSIP: 939333AB6	2,490,000.000	2,686,461.000	2,697,758.130
WA MUT FIN CORP WA MUT FIN SR NT 8.25 DUE 06-15-2005 BEO CUSIP: 939333AA8	750,000.000	844,327.500	844,567.500
WACHOVIA CORP NEW BD 6.7 DUE 06-21-2004 BEO CUSIP: 929771AN3	500,000.000	536,765.000	534,725.500
WACHOVIA CORP NEW GLOBAL SR NT 7.45 DUE 07-15-2005 BEO CUSIP: 929771AQ6	1,385,000.000	1,502,212.550	1,551,601.650
WAL-MART STORES INC NOTES 3.25 DUE 09-29-2003 BEO CUSIP: 931142BP7	2,490,000.000	2,487,236.100	2,517,701.250
WAL-MART STORES INC 7.5 DUE 05-15-2004 REG CUSIP: 931142AV5	500,000.000	542,925.000	538,585.500
WELLS FARGO & CO NEW NT 6.625 DUE 07-15-2004 BEO CUSIP: 949746AA9	5,855,000.000	6,064,081.850	6,263,421.380
WELLS FARGO FINL INC GLOBAL NT DTD 05/03/2001 5.45 DU CUSIP: 94975CAE7	500,000.000	523,840.000	523,158.500
1ST UN CORP NT 7.55 DUE 08-18-2005 BEO CUSIP: 337358DQ5	2,500,000.000	2,792,175.000	2,816,802.500
Total United States - USD		**182,785,556.59**	**185,978,035.96**
Total Corporate Debt Instruments - Preferred		**182,785,556.59**	**185,978,035.96**

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
Corporate Debt Instruments - Other			
United States - USD			
AMERADA HESS CORP AMERADA HESS CORPORATION 5.3 DU CUSIP: 023551AK0	500,000.000	520,575.000	520,735.500
AMERN ELEC PWR INC SR NT SER A 6.125 DUE05-15-2006 BEO CUSIP: 025537AA9	500,000.000	497,033.440	492,399.000
AMERN GEN FIN CORP 6.75 DUE 11-15-2004 BEO CUSIP: 02635KCN2	2,575,000.000	2,694,100.900	2,759,859.250
ANADARKO PETE CORP NT DTD 10/19/1993 5.875 DUE 10-15-20 CUSIP: 032511AG2	2,500,000.000	2,369,550.000	2,581,432.500
BOEING CAP CORP MTN 6.68 DUE 12-01-2003 BEO CUSIP: 09700WDJ9	2,500,000.000	2,500,000.000	2,594,745.000
CDN NATL RY CO NT 6.8 DUE 03-15-2004 BEO CUSIP: 136375AZ5	500,000.000	530,105.000	526,545.500
CONAGRA INC NT 7.5 DUE 09-15-2005 BEO CUSIP: 205887AV4	500,000.000	552,215.000	560,425.500
CSX CORP DEB 7.25 DUE 05-01-2004 BEO CUSIP: 126408BJ1	500,000.000	528,945.000	532,209.000
CSX CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00044 CUSIP: 12641LBV4	3,000,000.000	3,041,960.000	3,109,635.000
DAIMLERCHRYSLER N AMER HLDG CORP GTD NT 6.9 DUE 09-01-2004 CUSIP: 233835AB3	500,000.000	523,460.000	528,579.000
DEUTSCHE TELEKOM INTL FIN B V GTD NT DUE06-15-2005 BEO CUSIP: 25156PAA1	500,000.000	529,200.000	546,703.000
DISNEY WALT CO NT 4.5 DUE 09-15-2004 BEO CUSIP: 254687AR7	500,000.000	507,530.000	512,601.500
DOMINION RES INC VA NEW 7.625 DUE 07-15-2005/07-14-2 CUSIP: 25746UAB5	1,400,000.000	1,532,790.000	1,535,823.800
DTE ENERGY CO DTE ENERGY CO 6.45 DUE 06-01-2006 BEO CUSIP: 233331AD9	500,000.000	527,545.000	538,027.000
EOP OPER LTD PARTNERSHIP EOP OPER LTD PARTNERSHIP 7.375 CUSIP: 268766BS0	2,435,000.000	2,497,944.750	2,533,634.550
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.7 DU CUSIP: 345397SJ3	2,150,000.000	2,160,983.500	2,190,478.050
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.875 CUSIP: 345397TR4	2,152,000.000	2,151,566.540	2,155,770.300
FORD MTR CR CO NT 7.6 DUE 08-01-2005 BEO CUSIP: 345397SU8	670,000.000	623,100.000	684,100.150
GEN MLS INC NT 5.125 DUE 02-15-2007 BEO CUSIP: 370334AR5	500,000.000	518,675.000	531,216.000
GEN MTRS ACCEP CORP MEDIUM TERM NTS BOOKENTRY MTN 5.8 DUE CUSIP: 37042WD24	2,500,000.000	2,551,600.000	2,513,810.000
GEN MTRS ACCEP CORP MEDIUM TERM NTS BOOKENTRY TRANCHE # TR CUSIP: 37042WVU2	725,000.000	699,886.000	725,545.200
GEN MTRS ACCEP CORP NT 6.85 DUE 06-17-2004 BEO CUSIP: 370425RJ1	1,500,000.000	1,544,755.000	1,562,145.000
INTL BUSINESS MACHS CORP MEDIUM TRANCHE # TR 00066 4.125 D CUSIP: 45920QCT9	500,000.000	513,745.000	523,768.500
INTL LEASE FIN CORP NT DTD 07/20/2001 5.125 DUE 08-01-20 CUSIP: 459745EV3	2,500,000.000	2,522,675.000	2,570,092.500
INTL LEASE FIN CORP SR NT DTD 05/01/20015.25 DUE 05-03-200 CUSIP: 459745ET8	500,000.000	498,920.000	515,117.500
KELLOGG CO NT SER B 5.5 DUE 04-01-2003 BEO CUSIP: 487836AQ1	1,350,000.000	1,347,138.000	1,360,395.000
KINDER MORGAN ENERGY PARTNERS L P SR NT 8 DUE 03-15-2005 B CUSIP: 494550AE6	500,000.000	539,025.000	551,228.500
LOCKHEED MARTIN CORP 7.25 DUE 05-15-2006REG CUSIP: 539830AC3	500,000.000	553,605.000	563,105.500
MERRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY TRANCHE CUSIP: 59018SW59	1,695,000.000	1,773,410.700	1,763,908.530
MEYER FRED INC DEL NEW 7.375 DUE 03-01-2005 REG CUSIP: 592907AA7	900,000.000	936,236.800	976,932.900
PNC FDG CORP 6.125 DUE 09-01-2003 REG CUSIP: 693476AG8	2,500,000.000	2,579,275.000	2,565,132.500

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
	Corporate Debt Instruments - Other			
	United States - USD			
	PNC FDG CORP 6.875 DUE 03-01-2003 REG CUSIP: 693476AF0	250,000.000	253,912.500	251,991.500
	RAYTHEON CO 6.3 DUE 03-15-2005 REG CUSIP: 755111AK7	500,000.000	519,445.000	533,474.500
	SIMON DEBARTOLO GROUP L P NT 6.625 DUE 06-15-2003 REG CUSIP: 828783AJ9	1,750,000.000	1,810,375.000	1,782,362.750
	UN PAC CORP 6.7 DUE 12-01-2006 REG CUSIP: 907818BW7	500,000.000	544,040.000	553,113.000
	WEYERHAEUSER CO NT 5.5 DUE 03-15-2005 BEO CUSIP: 962166BK9	3,000,000.000	2,995,890.000	3,140,460.000
	Total United States - USD		**46,991,213.13**	**47,887,502.98**
	Total Corporate Debt Instruments - Other		**46,991,213.13**	**47,887,502.98**
	Corporate Stock - Common			
	United States - USD			
*	MOTOROLA INC COM CUSIP: 620076109	54,857,839.000	860,306,478.200	474,520,307.350
	Total United States - USD		**860,306,478.20**	**474,520,307.35**
	Total Corporate Stock - Common		**860,306,478.20**	**474,520,307.35**
	Participant Loans			
	United States - USD			
*	&&&MOTOROLA LOAN ASSET CUSIP: 000101469	123,532,012	123,532,012	123,532,012
	Total United States - USD		123,532,012	123,532,012
	Total Participant Loans		123,532,012	123,532,012

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
	Value of Interest in Common/Collective Trusts			
	United States - USD			
	COLTV SHORT TERM INVT FD CUSIP: 195998AC3	16,305,223.590	16,305,223.590	16,305,223.590
	MFB NTGI COLTV DAILY AGGREGATE BONDINDEXFD - LEND CUSIP: 193999992	11,239,180.030	200,065,104.230	216,241,823.780
	MFB NTGI COLTV DAILY RUSSELL 2000 EQTY INDEX FD-LENDING CUSIP: 003999869	4,237,674.970	87,801,450.400	71,926,057.270
	MFB NTGI COLTV DAILY S&P MIDCAP 400 EQTYINDEX FD - LENDING CUSIP: 194992715	12,623,097.680	204,940,404.140	178,490,601.200
	MFB NTGI COLTV DAILY S&P 500 EQTY INDEX FD - LENDING CUSIP: 195999AA5	36,189,691.020	1,194,824,192.390	828,743,924.360
	Total United States - USD		**1,703,936,374.75**	**1,311,707,630.20**
	Total Value of Interest in Common/Collective Trusts		**1,703,936,374.75**	**1,311,707,630.20**
	Value of Interest in Master Trusts			
	United States - USD			
*	MFO MOTOROLA BD POOL UNITS CUSIP: 62008A984	62,786,274.310	660,617,604.970	819,653,652.140
*	MFO MOTOROLA STK POOL UNITS CUSIP: 62008A992	188,021,592.690	1,696,729,689.370	1,203,901,317.890
	Total United States - USD		**2,357,347,294.34**	**2,023,554,970.03**
	Total Value of Interest in Master Trusts		**2,357,347,294.34**	**2,023,554,970.03**
	Value of Interest in Registered Investment Companies			
	United States - USD			
*	MFB NORTHN INSTL FDS INTL EQTY INDEX PORTFOLIO CL A CUSIP: 665278354	4,796,918.050	47,534,656.730	35,353,286.030
	Total United States - USD		**47,534,656.73**	**35,353,286.03**
	Total Value of Interest in Registered Investment Com		**47,534,656.73**	**35,353,286.03**

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2002

Schedule H, Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

(A) (B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment Including Number of Shares, Interest Rate, or Maturity Date	(D) Historical Cost	(E) Current Value
Other			
United States - USD			
EUROPEAN INVT BK N/ 4 DUE 03-15-2005 BEO CUSIP: 298785CN4	2,000,000.000	2,070,568.000	2,076,652.000
ON PROV CDA 7.0 SR UNSUB NT DUE 08-04-2005 CUSIP: 683234JM1	1,000,000.000	1,116,160.000	1,115,677.000
ONT PROV CDA 7.625 DUE 06-22-2004 REG CUSIP: 683234HN1	1,000,000.000	1,083,740.000	1,080,618.000
QUE PROV CDA GLOBAL NT SER PN 5.5 DUE 04-11-2006 BEO CUSIP: 748148AH6	1,000,000.000	1,080,000.000	1,066,406.000
REBATE ACCRUALS CUSIP: 999927312	0.000	0.000	0.000
Total United States - USD		**5,350,468.00**	**5,339,353.00**
Total Other		**5,350,468.00**	**5,339,353.00**
Other Liabilities			
Pending trade purchases: United States dollar	0.000	0.00	0.00
Total - all currencies		0.00	0.00
Total Other Liabilities		0.00	0.00
Payable Other			
United States - USD			
&&&INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP: 999899537	0.000	0.000	0.000
ADMINISTRATOR FEE CUSIP: 999899810	9.000	0.000	0.000
CUSTODIAN FEE CUSIP: 231868993	2.000	0.000	0.000
FEE FOR SECURITIES LENDING ACTIVITY FOR CUSIP: 999766066	4.000	0.000	0.000
MISCELLANEOUS VALUATION EXPENSE ACCRUAL CUSIP: 999899552	9.000	0.000	0.000
RECORDKEEPING EXPENSE ACCRUAL CUSIP: 999899529	9.000	0.000	0.000
TRUSTEE/CUSTODY EXPENSE ACCRUAL CUSIP: 999899511	9.000	0.000	0.000
WRAP FEE CUSIP: 982993990	1.000	0.000	0.000
Total United States - USD		**0.00**	**0.00**
Total Payable Other		**0.00**	**0.00**
Total		5,565,930,085	4,449,168,703

*Party-In-Interest

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Committee of the Motorola, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN



Date: June 27, 2003

By: ______________________
Garth L. Milne
Senior Vice President and Treasurer, Motorola, Inc. and a senior management member of the Profit Sharing Committee of the Motorola, Inc. 401(k) Profit Sharing Plan



INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Motorola, Inc.:

We consent to incorporation by reference in the Registration Statement No. 33-58714 on Form S-8 of Motorola, Inc. of our report dated June 9, 2003, relating to the statements of net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended and related supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Motorola, Inc. 401(k) Profit Sharing Plan.

KPMG LLP

Phoenix, Arizona
June 27, 2003

CERTIFICATION OF REPORT ON FORM 11-K

In connection with the Annual Report of the Motorola, Inc. 401(k) Profit Sharing Plan ("Plan") on Form 11-K for the fiscal year ended December 30, 2002 as filed with the Securities and Exchange Commission on or about the date hereof, we, the senior management members of the Profit Sharing Committee of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K for the fiscal year ended December 31, 2002 (the "11-K"), fully complies with the requirements of Section 13(a) for the Securities Exchange Act of 1934 (15 U.S.C. 78m), and

(2) information contained in the 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

This certificate is being furnished solely for purposes of Section 906.

Dated: June 27, 2003

The Senior Management Members of the
Profit Sharing Committee of the Motorola 401(k)
Profit Sharing Plan



David W. Devonshire
Chairman



Glenn A. Gienko



Garth L. Milne



Ronald T. Miller

2002


MOTOROLA

FORM 11 K


SEC MAIL
PROCESSING
JUN 3 0 2003
WASH. D.C.
SECTION